April 18, 2006


     Mail Stop 4561
Aditya Puri
Managing Director
HDFC Bank Limited
Senapati Bapat Marg, Lower Parel
Mumbai, 40013, India

      Re:	HDFC Bank Limited
		Form 20-F for the Fiscal Year Ended March 31, 2005
		File No. 1-15216

Dear Mr. Puri:

	We have completed our review of your Form 20-F and have no further comments at this time.

								Sincerely,



      Joyce Sweeney
								Accounting Branch Chief